Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2023 FULL YEAR FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-   Dermal filler program with AbbVie in clinical phase

-   Regenerative breast implant program large-animal study underway to evaluate commercial-size implants with topline data expected in Q4

-   Ends 2023 with $26.7 million in cash and cash equivalents

-   Conference call to be held on Thursday, April 4, 2024 at 10:00 a.m. U.S. EDT –

REHOVOT, Israel, April 4, 2024 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived recombinant human collagen (rhCollagen) for tissue regeneration and organ manufacturing, today announced financial results for the full year ended December 31, 2023 and provided a corporate update.

“During 2023, the end of which became a challenging year for our nation, we excelled in the advancement of our key programs,” said CollPlant’s Chief Executive Officer, Yehiel Tal. “We leveraged our pioneering collagen technology platform and dynamic workforce to strengthen existing business collaborations, and advanced our programs - notably with partner, AbbVie. We progressed the dermal filler candidate, which is now in clinical development, and formed a collaboration with industrial 3D printing leader, Stratasys, to refine the manufacturing scale for our breast implants program. Related to our dermal filler partnership with AbbVie, we achieved an important milestone triggering a $10 million milestone payment that we realized in June 2023.”

Mr. Tal continued, “As we begin 2024, we believe we are poised to take advantage of the aesthetic and regenerative market this year with a strong balance sheet, lean operating structure, and support from our partners.”

2023 and Recent Corporate Highlights

Collaboration Updates

During 2023, CollPlant made significant progress with its development partner, AbbVie, to advance the dermal and soft tissue filler program toward commercialization.

In June 2023, CollPlant announced the achievement of an important milestone under the AbbVie collaboration which triggered a $10 million payment from AbbVie to CollPlant. Per CollPlant’s agreement with AbbVie, CollPlant has the potential to receive additional milestones and option product payments, as well as meaningful royalties on product sales.

In April 2023, CollPlant announced a joint development and commercialization agreement with Stratasys Ltd. to collaborate on the development of a solution to bio-fabricate human tissues and organs using Stratasys’ P3 technology-based bioprinter and CollPlant’s rhCollagen-based bioinks. The first project under the agreement focuses on the development of a bioprinter specific to the creation of CollPlant’s regenerative breast implants. It is meant to be an industrial-scale production solution for CollPlant’s regenerative breast implants program. CollPlant’s state-of-the-art breast implants are being developed to regenerate an individual’s natural breast tissue without eliciting immune response, providing a potentially revolutionary alternative for both aesthetic and reconstructive procedures. Under the agreement, both companies have agreed to cross-promote each other’s bioprinting products.

CollPlant remains engaged in partnering discussions with several industry leaders in order to leverage its rhCollagen technology and expertise in 3D bioprinting with the mission to develop novel regenerative medical and aesthetics solutions and related applications.

Regenerative Breast Implants

Our regenerative breast implants are targeting the $2.9 billion global breast implant market. The most common breast augmentation or reconstruction procedures today are based on synthetic silicone breast implantations, an artificial substitution for natural regenerated tissue with risks of complications.

Currently, there are no commercial products that allow regeneration of soft tissues such as the breast. In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s rhCollagen-based, 3D-bioprinted breast implants that are comprised of CollPlant’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response, and therefore may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

In addition, CollPlant’s regenerative breast implants can be a novel solution for women in the breast reconstruction and augmentation market, which is sizeable, as it is the second most common plastic surgery procedure that is performed worldwide today.

In January 2023, CollPlant announced the successful completion of a large-animal study for its regenerative breast implants. This preclinical study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported. This study was followed by additional large-animal studies that were intended to further optimize the implant design and composition. New tissue formation and neovascularization with no adverse tissue reactions were demonstrated confirming previous results.

In December of 2023, CollPlant initiated a large-animal study to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. This study will be used to obtain data that will be used to support subsequent human studies and future product commercialization. CollPlant expects to report topline data from this study in the fourth quarter of this year.

Intellectual Property

In November 2023, CollPlant announced that the U.S. Patent and Trademark Office granted the Company a patent that relates to its photocuring technology and serves as the basis of its photocurable dermal filler product candidate, being developed for the aesthetics market.

In addition, in March 2024, the same patent application received allowance in Brazil. Patents were also granted in Israel and Australia allowing for protection until 2039 in these regions.

This newly issued patent is related to CollPlant’s photocuring technology within its photocurable dermal filler product candidate and represents an integral part of the Company’s strategy to expand the uses for its novel, rhCollagen technology into new, high-value markets.

Gut-on-a-Chip Tissue Model

Given CollPlant’s focus on the medical aesthetics area and its collaboration with AbbVie, it has decided to place its resources on hold directed toward its gut-on-a-chip program for the treatment of ulcerative colitis. The Company highly values this program, and the rationale for this relates to the extensive projected timing to progress the tissue model as it relates to cell collection, as well as other processes that must first be conducted before even beginning testing. Therefore, in line with prioritizing its resources, CollPlant expects to reinitiate this program once its resources are commensurate with the projected timing of this program.

Corporate Governance

In the second quarter of 2023, CollPlant announced that it hired a dedicated expert to lead its Environment, Social and Governance (ESG) effort. CollPlant plans to file its first ESG report in the second quarter which will outline its ESG objectives.

In September 2023, CollPlant announced that it joined the United Nations Global Compact, the world’s largest initiative for sustainable and responsible corporate governance.  As a new participant of this voluntary leadership platform, CollPlant strengthens its commitment to operate sustainably.

Year-Ended December 31, 2023 Financial Results

GAAP revenues for the year ended December 31, 2023, were $11.0 million and included mainly revenues from AbbVie, CollPlant’s business partner. Revenues increased by $10.7 million, compared to $299,000 for the year ended December 31, 2022. The increase is mainly related to the achievement of a milestone under the AbbVie Agreement, which triggered a $10.0 million payment and a $600,000 increase in sales of rhCollagen products.

GAAP cost of revenues for the year ended December 31, 2023, was $2.0 million, compared to $400,000 for the year ended December 31, 2022. The increase in cost of revenues by approximately $1.6 million is mainly due to: (i) approximately $320,000 in royalty expenses to the IIA, mainly relating to the milestone achievement under the AbbVie Agreement, (ii) approximately $711,000 related to bioinks, VergenixFG, and rhCollagen sales, and (iii) approximately $570,000 related to inventory write offs.

GAAP gross profit for the year ended December 31, 2023, was $9.0 million, compared to gross loss of $101,000 for the year ended December 31, 2022.

GAAP operating expenses for the year ended December 31, 2023, were $16.5 million, compared to $17.0 million, for the year ended December 31, 2022. The decrease of $500,000 is mainly attributed to a decrease of $745,000 in general and administrative expenses, mainly comprised of: (i) a decrease of $224,000 in employees’ salaries expense, (ii) a decrease of $364,000 in share-based compensation expenses and (iii) income of $140,000 for insurance indemnification, offset by an increase of $229,000 in research and development expenses. On a non-GAAP basis, the operating expenses for the year ended December 31, 2023 were $14.5 million, compared to $15.2 million in the year ended December 31, 2022. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the year ended December 31, 2023, totaled $493,000, compared to $172,000 in the year ended December 31, 2022. The increase in financial income, net, is due to the increase in interest rates and interest received from the Company’s short-term cash deposits.

GAAP net loss for the year ended December 31, 2023 was $7.0 million, or $0.62 basic loss per share, compared to a net loss of $16.9 million, or $1.53 basic loss per share, for the year ended December 31, 2022. Non-GAAP net loss for the year ended December 31, 2023, was $5.2 million, or $0.46 basic loss per share, compared to $15.2 million loss, or $1.37 basic loss per share, for the year ended December 31, 2022.

Balance Sheets and Cash Flow

The Company’s cash and cash equivalents balance as of December 31, 2023, was $26.7 million.

Cash used in operating activities was $2.8 million during the year ended December 31, 2023, compared to $13.7 million for the year ended December 31, 2022. Cash used during the year ended December 31, 2023 includes the $10 million milestone payment from AbbVie.

Net cash used in investing activities was $1.2 million during the year ended December 31, 2023 compared to $28.9 million in net cash that was provided by investing activities during the year ended December 31, 2022. The decrease is mainly attributed to repayment and investment in short-term cash deposits during the year ended December 31, 2022.

Cash provided by financing activities was $1.1 million for the year ended December 31, 2023 compared to $1.9 million in the year ended December 31, 2022. Cash provided by financing activities is attributed to proceeds from the exercise of warrants and options into shares.

Conference call information

To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Investors outside of the U.S.: 1-201-493-6779

Israel investors: 1-809-406-247

Conference ID:

13744114

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company&r=true&B=6

Webcast information

A live webcast will also be available in listen-only mode and can be accessed here or via the link to be posted on the News & Events section of the CollPlant Investor relations website. A replay of the webcast will be available following the conclusion of the live broadcast and will be accessible on the Company’s website for a limited time.

Submit questions to management in advance of the call and webcast

To ask management a question ahead of the call, please email Dan Ferry at LifeSci Advisors LLC up until 24 hours before the event at daniel@lifesciadvisors.com.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$26,674	$29,653
Restricted deposit	241	23
Trade receivables, net	-	9
Other accounts receivable and prepaid expenses	393	543
Inventories	714	1,430
Total current assets	28,022	31,658
Non-current assets:
Restricted deposit	57	188
Operating lease right-of-use assets	3,070	2,711
Property and equipment, net	2,789	2,966
Intangible assets, net	188	245
Total non-current assets	6,104	6,110
Total assets	$34,126	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2023	2022
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$980	$1,133
Operating lease liabilities	624	529
Accrued liabilities and other payables	1,647	1,443
Total current liabilities	3,251	3,105
Non-current liabilities:
Operating lease liabilities	2,535	2,382
Total non-current liabilities	2,535	2,382
Total liabilities	5,786	5,487

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2023 and , 2022; issued and outstanding: 11,452,672 and 11,186,481 ordinary shares as of December 31, 2023 and 2022, respectively	4,982	4,873
Additional paid in capital	121,068	118,099
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(96,741)	(89,722)
Total shareholders’ equity	28,340	32,281
Total liabilities and shareholders’ equity	$34,126	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2022	2021
Revenues	$10,959	$299	$15,641
Cost of revenues	1,991	400	2,005
Gross profit (loss)	8,968	(101)	13,636

Operating expenses:
Research and development	10,484	10,255	7,631
General, administrative and marketing	5,996	6,741	5,940
Total operating income (loss)	(7,512)	(17,097)	65
Financial income, net	493	172	172
Net income (loss)	$(7,019)	$(16,925)	$237
Basic net income (loss) per ordinary share	$(0.62)	$(1.53)	$0.02
Diluted net income (loss) per ordinary share	$(0.62)	$(1.53)	$0.02
Weighted average number of ordinary shares used in computation of basic net income (loss) per share	11,389,168	11,033,310	9,968,972
Weighted average number of ordinary shares used in computation of diluted net income (loss) per share	11,389,168	11,033,310	11,966,788

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$(7,019)	$(16,925)	$237
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on sale of property and equipment	18	-	-
Depreciation and amortization	1,102	1,076	773
Accrued interest	(28)	(87)	(151)
Share-based compensation to employees and consultants	1,937	2,174	1,597
Exchange differences on cash and cash equivalents	379	608	(143)
Remeasurement of Derivatives liability	-	-	(28)

Changes in assets and liabilities:
Decrease in trade receivables	9	261	560
Decrease (increase) in inventories	749	(312)	181
Decrease (increase) in other receivables and prepaid expenses	150	(119)	(185)
Decrease in operating lease right-of-use assets	527	461	400
Increase (decrease) in trade payables	(153)	99	236
Decrease in operating lease liabilities	(638)	(916)	(337)
Increase (decrease) in accrued liabilities and other payables	204	14	(464)
Decrease in deferred revenues	-	(32)	(175)
Net cash provided by (used in) operating activities	(2,763)	(13,698)	2,501
Cash flows from investing activities:
Capitalization of intangible assets	-	(42)	(161)
Purchase of property and equipment	(954)	(1,274)	(1,428)
Proceed from short term deposit	-	50,238	-
Investment in restricted deposits	(270)	-	-
Investment in deposits	-	(20,000)	(30,000)
Proceeds from sale of property and equipment	68	-	33
Net cash provided by (used in) investing activities	(1,156)	28,922	(31,556)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	-	-	32,743
Exercise of options and warrants into shares	1,108	1,874	6,017
Net cash provided by financing activities	1,108	1,874	38,760
Effect of exchange rate changes on cash and cash equivalents and restricted deposits	(379)	(608)	143
Net increase (decrease) in cash and cash equivalents and restricted deposits	(3,190)	16,490	9,848
Cash and cash equivalents and restricted cash at the beginning of the year	29,864	13,374	3,526

Cash and cash equivalents and restricted deposits at the end of the year	$26,674	$29,864	$13,374

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022	2021
Supplemental discloser of non-cash activities:
Right of use assets recognized with corresponding lease liabilities	$886	$219	$557
Classification of issuance costs liability to equity	$-	$-	$50
Capitalization of Share-based compensation to inventory	$33	$37	$-

Supplemental discloser of cash activities:
Cash paid during the year for taxes	$8	$31	$-

Reconciliation of cash, cash equivalents and restricted cash at the end of the year
Cash and cash equivalents	$26,674	$29,653	$13,148
Restricted deposits short term	-	23	13
Restricted deposits long term	-	188	213
Total cash and cash equivalents and restricted deposits	$26,674	$29,864	$13,374

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2023	2022

GAAP operating expenses:	$16,480	$16,996

Change of operating lease accounts	-	455
Share-based compensation to employees, directors and consultants	(1,937)	(2,211)
Non-GAAP operating expenses:	14,543	15,240

GAAP operating loss	(7,512)	(17,097)
Change of operating lease accounts	-	(455)
Share-based compensation to employees, directors and consultants	1,937	2,211
Non-GAAP operating loss	(5,575)	(15,341)

GAAP Net loss	(7,019)	(16,925)
Change of operating lease accounts	(111)	(455)
Share-based compensation to employees, directors and consultants	1,937	2,211
Non-GAAP Net loss	$(5,193)	$(15,169)
GAAP basic and diluted loss per ordinary share	$(0.62)	$(1.53)
NON- GAAP basic and diluted loss per ordinary share	$(0.46)	$(1.37)

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2023 and 2022 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the year ended December 31, 2023, are presented in accordance with generally accepted accounting principles in the U.S.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2023 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the Israel- Hamas war, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors

Dan Ferry

daniel@lifesciadvisors.com